SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-39788

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SCOPUS BIOPHARMA INC.

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

420 Lexington Avenue, Suite 300

(Address of Principal Executive Office (Street and Number))

New York, New York 10170

(City, State and Zip Code)

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021 cannot be filed within the prescribed time period without unreasonable effort or expense because the Registrant requires additional time to complete the presentation of its financial statements and related disclosures to be included therein, primarily due to its recent change in auditors. The Registrant’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joshua R. Lamstein	212	479-2513
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a material increase in net loss, key components of which are set forth below, for the year ended December 31, 2021, as compared to a net loss of approximately $11 million for the year ended December 31, 2020. The net loss for the year ended December 31, 2021 is attributable principally to: (a) approximately $15 million of research and development expenses, including acquired in-process research and development expensed in connection with a key acquisition and (b) approximately $13 million of general and administrative expenses, including an aggregate of approximately $8 million of fees, costs and/or expenses relating to (i) a proxy contest for the 2021 Annual Meeting of Stockholders and related proceedings, including an action pursuant to Section 225 of the Delaware General Corporation Law and (ii) additional related litigation by or against the participants engaged in the proxy contest and other litigation by parties associated and/or acting with such participants. The amount set forth in (a) above includes non-cash expenses of approximately $12.6 million. In addition, certain of the amounts described in (b) above include accruals recorded in the year ended December 31, 2021. Subsequent to December 31, 2021, the Registrant has been negotiating with various parties for a reduction in certain of the amounts included in (b) above. Any reduction would be reflected as a reduction in accounts payable and accrued expenses in the period such reduction is recognized. As a result of such negotiations, on January 31, 2022, the Registrant recognized a reduction in accounts payable and accrued expenses which it expects to be reflected in its financial statements for the period ended March 31, 2022. There can be no assurance that the Registrant will be successful in negotiating any additional or material reductions.

SCOPUS BIOPHARMA INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2022	By:	/s/ Joshua R. Lamstein
	Name:	Joshua R. Lamstein
	Title:	Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).